April 1, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attention: Larry Spirgel, Assistant Director

Re:	BBM Holdings, Inc.
Form 10-K For the Fiscal Year Ended September 30, 2008
Form 10-Q For the Fiscal Quarter Ended December 31, 2008

File No.: 333-88480

Greetings:

We are in receipt of the Commission’s letter of comment, dated March 19, 2009, and, on behalf of BBM Holdings, Inc. (“BBM Holdings” or the “Company”), have the responses set forth below.

Please be advised that the numbers of the following responses correspond to the bulleted paragraphs in the Staff’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 9A.  Controls and Procedures, page 15

1.
Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on your evaluation of these controls and procedures as required by paragraph (b) of Rule 13a-15 or Rule 15d-15.  Refer to Item 307 of Regulations S-K.

Response: We revised this Item to disclose the matters noted above in a Form 10-K/A for the year ended September 30, 2008, filed today.

488 Madison Avenue • New York, N.Y. 10022 • Phone (212) 736-1000 • (212) 478-7200
Fax (212) 478-7400 • Email: thefirm@hahnhessen.com

April 1, 2009

Form 10-Q for the Quarterly Period Ended December 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

2.
We note from your discussion of material subsequent events within Item 1. of your Form 10-K for the fiscal year ended September 30, 2008, which begins on page 8, that during November 2008 the company made an offer to acquire YM Biosciences Inc., entered into an acquisition agreement with Dr. S. Z. Hirschman, and announced the acquisition of “a new technology with several preclinical compounds”. Please revise your MD&A to provide detailed discussion as to the status of these agreements and how management believes they will affect the company on a forward looking basis.

Response: We revised this Item to disclose the matters noted above in a Form 10-Q/A for the quarterly period ended December 31, 2008, filed today.

We have also corrected the statement on the cover page concerning securities registered under Section 12(g) of the Exchange Act. The Company has no securities registered under Section 12(g).

I enclose a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filing; and
•	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.  We would appreciate receiving any further comments at your earliest convenience.

Very truly yours,

/s/ James Kardon
James Kardon

Enclosures
cc:           Andrew Limpert, Chief Executive Officer

April 1, 2009

ACKNOWLEDGEMENT OF PRINCIPAL EXECUTIVE OFFICER
AND PRINCIPAL FINANCIAL OFFICER

In connection with the accompanying response letter to the Commission’s letter of comment to BBM Holdings, Inc.’s Form 10-K for Fiscal Year ended September 30, 2008 and Form 10-Q for Fiscal Quarter ended December 31, 2008 (collectively, the “Filings”), dated March 19, 2009 (the “Response Letter”), the undersigned, Andrew Limpert, Chief Executive Officer and Chief Financial Officer of BBM Holdings, Inc. (the “Company”), hereby acknowledges on behalf of the Company that:

(1)	The Company is fully responsible for the adequacy and accuracy of the disclosure in the Filings;
(2)	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
(3)	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 1, 2009	/s/ Andrew Limpert
Name: Andrew Limpert
Title: Chief Executive Officer and Chief Financial Officer
(principal executive and financial officer)